RONALD ISLEY

Los Angeles, CA | | Instagram: [https://www.instagram.com/ronaldisley/]

PROFILE SUMMARY

Legendary recording artist, entrepreneur, and cultural icon with a career spanning over six decades in music, entertainment, and brand development. Best known as the lead vocalist and co-founder of The Isley Brothers, Ronald Isley has influenced generations of artists and continues to evolve as a business leader through ventures such as Ronald Isley Liquid Gold. Recognized for blending timeless artistry with modern innovation, Ronald brings vision, experience, and a global fan base to every endeavor.

CORE STRENGTHS

- • Music & Entertainment Leadership
- • Brand Strategy & Business Development
- • Creative Direction & Artist Collaboration
- • Public Relations & Media Engagement
- • Event Production & Touring Management
- • Philanthropy & Cultural Legacy Building

PROFESSIONAL EXPERIENCE

Founder & Chairman
Ronald Isley Liquid Gold (RILG) | 2023 – Present
• Founded and launched a luxury spirits brand inspired by sophistication, soul, and legacy.
• Oversees brand vision, partnerships, and investor relations.
• Leads creative and marketing strategy for national distribution and celebrity endorsements.
• Collaborates with co-founder Kandy Isley on brand storytelling and cultural engagement.
• Spearheads product expansion and experiential brand activations.

Lead Vocalist, Songwriter & Producer
The Isley Brothers | 1959 – Present
• Iconic frontman of one of the most influential groups in R&B, soul, and funk history.
• Recorded over 30 albums, earning multiple Grammy Awards, gold and platinum records.
• Collaborated with artists including Beyoncé, Kendrick Lamar, and Ice Cube.
• Inducted into the Rock and Roll Hall of Fame (1992) and Grammy Lifetime Achievement Award recipient.

• Continues to tour globally, performing for multi-generational audiences.

Entrepreneur & Creative Director
Independent Ventures | 2000 – Present
• Executive producer and creative lead for multimedia projects, fashion collaborations, and special appearances.
• Developed partnerships with global entertainment and lifestyle brands.
• Mentored emerging artists and producers, offering creative and business guidance.

PHILANTHROPY & COMMUNITY IMPACT

• Advocate for music education, youth mentorship, and veterans' support initiatives.
• Regularly contributes to programs promoting cultural preservation and the arts.

AWARDS & RECOGNITION

- • Rock and Roll Hall of Fame Inductee (1992)
- • Grammy Lifetime Achievement Award
- • BET Lifetime Achievement Award
- • Billboard Icon Award
- • Soul Train Legend Award

MEDIA & PRESS FEATURES

Rolling Stone | Billboard | Essence | BET | Variety | NPR | The Guardian

PERSONAL VISION

“My mission has always been to create timeless art and now to build timeless brands that celebrate excellence, heritage, and the spirit of soul.”